ATTACHMENT III

TERM SHEET AND LAUNCH PARAMETERS

QUEENSLAND TREASURY CORPORATION (“QTC”)

A$15,000,000 GLOBAL BOND FACILITY

2017 GLOBAL BENCHMARK BOND,

REDEEMABLE AT MATURITY

Guaranteed by

The Treasurer on behalf of the Government of Queensland under the terms of the Queensland Treasury Corporation Act 1988

TERM SHEET

Issuer:	Queensland Treasury Corporation

Guarantor:	The Treasurer on behalf of the Government of Queensland

Benchmark Line:	To be consolidated and form a single series of QTC 6% Global A$ Bonds due 14 September 2017.

Currency:	Australian Dollar

Maturity Date:	14 September 2017

Interest Basis:	6.00% per annum to be paid semi-annually on the face value of the bonds on an actual/actual basis.

Fixed Coupon Amount:	A$30 per A$1,000 in nominal face value amount.

ISIN:	US748305BG31

CUSIP:	748305 BG 3

Common Code:	027594204

Denominations:	Minimum of A$1,000 and integral multiples thereof.

Issue Date:	7 December 2006

Settlement Date:	T + 3 days

Settlement:

The settlement price for the Notes per A$100 face value, extended to the third decimal place, shall be calculated in accordance with RBA pricing formula for Treasury Bonds.

The Notes will be held and traded in accordance with the Global A$ Bond Facility Prospectus.

Record Dates (date on and from which security is Ex-interest):	Each 6 March and 6 September.

Interest Payment Dates:	Each 14 March and 14 September.

First Interest Payment Date:	14 March 2007 (full coupon).

Market Announcement of Global 2017 launch, Term Sheet, November 2006

Redemption at Maturity:	At maturity, investors will receive in all cases, A$100 per A$100 face value.

Status of the Notes:	The Notes will be issued on a senior, unsecured, unsubordinated basis and rank pari passu with other senior, unsecured debt obligations of QTC.

Ratings:	The Notes are expected to be rated: Standard & Poor’s Ratings Services: AAA Moody’s Investor Services, Limited: Aaa

Governing Law:	The laws of the State of New York, USA and the State of Queensland, Australia.

Exchange Listing:	Application for the listing of the Notes on the Luxembourg Stock Exchange will be made at time of issue.

Withholding Taxes:

All payments are subject in all cases to applicable provisions of fiscal and other laws and regulations.

The Notes will be issued in a manner that is expected to satisfy the public offer test and qualify for exemption from Australian withholding tax under s128F of the Australian Tax Act.

For further details, refer to the Global A$ Bond Facility Prospectus.

Business Days:	New York, Luxembourg and Sydney. Following Business Day Convention.

Issuing and Paying Agent and Registrar:	Deutsche Bank AG, London and Deutsche Bank Trust Company Americas, New York.

Form:

Notes will be issued in registered form.

They will be issued pursuant to the Queensland Treasury Corporation Act 1988 by the Issuer and will take the form of entries on the register maintained by the Registrar.

Documentation:	This Term Sheet should be read in conjunction with the Global A$ Bond Facility Prospectus. In the event of any inconsistency between this Term Sheet and the Global A$ Bond Facility Prospectus, the Global A$ Bond Facility Prospectus shall prevail.

LAUNCH PARAMETERS

Notional Issue Size on Consolidation Switch Basis:	Up to A$ 1,000 million (with allowance for a further 10% over-issuance).

Issue Basis:	Initially on a switch to the QTC 6.00% 14 October 2015 Global Bond, then continuously offered by tap.

Maximum Bid:	Bids will be capped at A$500 million per Dealer.

Market Announcement of Global 2017 launch, Term Sheet, November 2006

NOTE TO U.S. INVESTORS

QTC has filed a registration statement (including a prospectus and a related prospectus supplement) with the US Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before investing, you should read the prospectus and prospectus supplement in the registration statement and other documents QTC has filed with the SEC for more complete information about QTC and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/edgar/searchedgar/companysearch.html. Alternatively, any dealer participating in this offering will arrange to send you the prospectus, which you may request by calling toll-free 1-866-408-6851.

DISCLAIMER

This document has been prepared on a confidential basis by QTC for distribution only by members of QTC’s Domestic and Global Bond Distribution Group (Distribution Group) which are authorised and/or licensed to offer, sell, market, trade or otherwise buy or sell securities such as the Notes described above. QTC provides no representation or warranty that any member of the Distribution Group is so authorised. This document is only intended to be distributed by the Distribution Group to investors that the Distribution Group are authorised/and or licensed to distribute this document to, and is not intended for any other person.

This document is not an offer to sell, or solicitation of an offer or a recommendation to buy the Notes and is only a background and explanation of the Notes. It is indicative only. This document is not an Information Memorandum and does not contain all the relevant or the important terms of the Notes and should not be relied on as a basis for making an investment decision on the Notes. This document may be amended, superseded or replaced in its entirety by subsequent Term Sheets or other summaries of terms and conditions. Each intending purchaser must make its own independent assessment and investigation of the terms of the Notes issue as it considers appropriate.

The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

The information contained in this document has been prepared by QTC in good faith and from sources believed to be accurate.

To the extent permitted by law, QTC does not give any warranty of reliability, accuracy or completeness of the information in this document and does not accept any responsibility arising in any way (including negligence) for errors in, or omissions from, the information.

The Distribution Group and/or its directors, officers and employees may take positions in, and make purchases and/or sales as principal or agent or act as market-maker in the Notes. The Distribution Group may provide corporate finance and other services to the entities referred to in this document.

Market Announcement of Global 2017 launch, Term Sheet, November 2006